October 25, 2021

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenn Do

Al Pavot

Margaret Schwartz

Laura Crotty

Re:	Perimeter Solutions, SA

Amendment No. 1 to Registration Statement on Form S-4

Filed October 8, 2021

File No. 333-259237

Ladies and Gentlemen:

Perimeter Solutions, SA (the “Company”) previously filed Amendment No. 1 to Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) on October 8, 2021 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated October 22, 2021. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4, Filed October 8, 2021

Summary of the Prospectus, page 1

1.

We note your response to our prior comment 1. The sections “EverArc’s Board of Directors’ Reasons for the Approval of the Business Combination,” “Description of Holdco’s Securities” and “Shareholder Rights Following the Business Combination” provide only cross-references to other sections of the document and do not actually summarize the information provided in those sections. Please revise to provide a substantive summary of the applicable material information for these sections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 17, 18 and 19 of the Amended Registration Statement.

The Business Combination, page 10

2.

We note herein, on page 11 and elsewhere the disclosure that SK Holdings will receive approximately $1.9 billion in cash subject to customary adjustments for working capital, transaction expenses, cash and indebtedness, and 10,000,000 Holdco Preferred Shares valued at $100 million, such that the purchase price for Perimeter would be valued at $2.0 billion. However, in connection with your revision to the purchase price allocation identified in your response to comment 9 in our letter dated September 29, 2021, the cash to be conveyed to SK Holdings is now $1.3 billion as shown on page 68, which would alter the total purchase consideration. Please revise or advise.

Securities and Exchange Commission

October 25, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and on pages 10 and 11 of the Amended Registration Statement.

Interests of Certain Persons in the Business Combination, page 14

3.

We note your response to our prior comment 3 and your disclosure that the EverArc Founder Entity will earn an advisory fee even if Holdco’s public shareholders earn a negative return following the consummation of the Business Combination. Please revise to clarify if the EverArc Founder Entity and its affiliates can earn a positive rate of return on their investment (for example, in the EverARC Founder Shares), even if other shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 53 and 89 of the Amended Registration Statement.

Organizational Structure, page 18

4.

We note that your NEOs hold Co-Invest Units in the Parent, who will be the direct parent of SK Invictus Holdings S.a.r.l, who will hold your preferred shares, which are entitled to a Preferential Dividend each year. Please revise the graphic on pages 19 and 90, and elsewhere as appropriate, to clarify the indirect economic interest the NEOs will have in you after consummation of the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 97 of the Amended Registration Statement.

The Business Combination

Background of the Business Combination, page 74

5.

We note your response to our prior comment number 10. Pages 74-75 currently reflect a high level summary of the majority of the 200 potential targets. Please revise pages 74-75 to provide the following information with respect to a smaller number of your most material targets, meaning those who you advanced the furthest in the process, such as the “limited number” you entered confidentiality agreements with: the industry and size of such companies, the stage of negotiations with such companies, and, if in negotiations, why discussions ended. Provide such information on a company-specific basis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 80 of the Amended Registration Statement.

6.

We note your response to our prior comment 11. Page 78 was revised to include a list of certain terms agreed to by the parties. Please revise to describe the material terms for any proposals and subsequent proposals and counter offers and in doing so specifically state which party proposed a term and which party proposed each counterproposal, identifying the source of each. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 81 through 85 of the Amended Registration Statement.

Securities and Exchange Commission

October 25, 2021

7.

We note your response to our prior comment number 12, which we reissue in part. In connection with the projected financial information on page 87, state whether, and if so, how, the passage of time was considered in relation to the five-year projection period. If it was not considered, include a negative statement to that effect. Additionally, page 79 still says your management team considered financial projections as well as analysis regarding comparable target companies and research on comparable transactions. Please provide tabular disclosure of the results of the comparable company analysis and comparable transactions analysis performed by management. The table should include each metric that was compared and present those metrics for each of the comparable companies and transactions, as well as for the company post-business combination and the pending transaction in this case.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 86 and 93 of the Amended Registration Statement.

Compensation Discussion and Analysis of Perimeter, page 156

8.

On page 162 you state that all unpaid principal and interest owed upon the Co-Invest Notes will become due and payable on the earlier to occur of (x) the Named Executive Officer’s separation from employment and (y) a specified date set forth in the Co-Invest Agreement. Please revise page 162 to provide the date specified in the Co-Invest Agreement and the principal amount of Co-Invest Notes outstanding. Please also state the amount of Class A Units held by NEOs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 169 of the Amended Registration Statement.

Potential Payments Upon Termination or Change in Control, page 166

9.

We note your statements in response to our prior comment 23 and on page 166 that the Incentive Units held by the Named Executive Officers will vest in full in connection with the business combination and that each Named Executive Officer “will receive payments” in respect of his vested Incentive Units. Please revise your disclosure to clearly quantify the payments related to the accelerated vesting of the Incentive Units.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 173 of the Amended Registration Statement.

Description of Holdco’s Securities, page 179

10.

On page 181 you state: “If Holdco fails to redeem the Holdco Preferred Shares at the defined maturity date, the Preferential Dividend rate will permanently increase to the interest rate currently being paid (whether default or not) under the Senior Credit Agreement plus 10%.” Please revise to state the redemption mechanics of the Preferred Shares and the defined maturity date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 188 and 189 of the Amended Registration Statement.

EverArc Financial Statements, page F-58

11.	Please clarify for us how these financial statements comply with the guidance in Article 3- 12 of Regulation S-X.

Response: In response to the Staff’s comment, we supplementally advise the Staff that pursuant to the guidance in the Division of Corporation Finance Financial Reporting Manual (“FRM”), for interim period financial statements in a 1933 Act registration statement, age requirements for an acquiree are the same as if the acquiree were the registrant. See Section 2045.7 of the FRM.

Securities and Exchange Commission

October 25, 2021

EverArc qualifies as a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended and 6110.2 of the FRM. Rule 3-12(f) of Regulation S-X provides that the age of financial statements for a foreign private issuer shall be determined by reference to Item 8.A of Form 20-F. Paragraph 5 of Item 8.A of Form 20-F and 6220.4 of the FRM provides that if the audited financial statements are more than nine months old, interim financial statements including the first six months of the fiscal year shall be included.

The interim financial statements of EverArc for the six months ended April 30, 2021 have been included in the Form S-4. As a result, the EverArc financial statements meet the age of financial statements required by Item 8.A of Form 20-F and Rule 3-12(f) of Regulation S-X and 6220.4 of the FRM.

Exhibits

12.

Please have counsel revise the legality opinion filed as Exhibit 5.1. Specifically, counsel must revise the following opinion: “The Holdco Ordinary Shares and the Holdco Preferred Shares have been or will be authorized for issuance…” to state that the Holdco Ordinary Shares and the Holdco Preferred Shares have been authorized for issuance. Refer to II.B.3.a of Staff Legal Bulletin No. 19 regarding impermissible assumptions. Additionally, we note that the opinion covers the legality of the Holdco Warrant Instrument, counsel must revise the opinion to cover legality of the Holdco Warrants themselves. Refer to II.B.1.f of Staff Legal Bulletin No. 19:

Response: In response to the Staff’s comment, the Company has filed a revised legal opinion as Exhibit 5.1 of the Amended Registration Statement.

*    *    *    *    *    *     *    *    *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (954) 768-8210 or perezf@gtlaw.com.

Very truly yours,

/s/ Flora R. Perez, Esq.

cc:	Haitham Khouri, EverArc Holdings Limited

Vivek Raj, EverArc Holdings Limited

Barry Lederman, Perimeter Solutions

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